CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA FEDERAL EXPRESS	Kathleen L. Werner Partner

Erin Martin, Esq. Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Direct Dial: +1 212 878 8526 E-mail: Kathleen.Werner@cliffordchance.com April 26, 2013

Re:	Carey Watermark Investors Incorporated (the “Company”)
Post-Effective Amendment No. 7 (“PEA 7”) to
Registration Statement on Form S-11 (333-149899)

Dear Ms. Martin:

Further to our telephone conversation on April 22, 2013, this letter will confirm that, in response to your comments on the Company’s PEA 7, the Company will make the following changes in the prospectus that it will file pursuant to Rule 424(b) under the Securities Act of 1933, as amended, following the effectiveness of PEA 7:

1.            On page 22 of PEA 7 under the heading “Prospectus Summary — Supplemental Financial Measure,” the Company will add a reconciliation of MFFO to FFO.

2.            On page 26 of PEA 7, under the heading “Prospectus Summary — Redemption Plan,” the Company will add disclosure confirming that redemptions in 2012 and 2013 have been funded from the Company’s distribution reinvestment plan.

Thank you for your prompt review of PEA 7.  If you have any questions, please call me at your convenience.

Very truly yours,

/s/ Kathleen L. Werner

Kathleen L. Werner